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                                                                       Exhibit 2
                   [CanWest Global Communications Corp. LOGO]




                               NEWS RELEASE

For Immediate Release
June 24, 2004


             CANWEST COMMENCES NEW ZEALAND INITIAL PUBLIC OFFERING Marketing of IPO of CanWest MediaWorksNZ will start June 30


Winnipeg - CanWest Global Communications Corp. announced today that the combined prospectus and investment statement for the Initial Public Offering (IPO) of its New Zealand broadcasting properties will be registered with the New Zealand securities regulators on June 25. This is the next step in the New Zealand IPO, which CanWest had previously announced on May 18, 2004. CanWest's New Zealand broadcasting properties will be offered to the public by way of an IPO of 68.0 million ordinary shares of CanWest MediaWorks (NZ) Limited (CanWest MediaworksNZ), a newly incorporated New Zealand company. The IPO will open June 30, 2004 and close on July 21, 2004. CanWest may sell up to an additional 13.6 million shares of CanWest MediaworksNZ.

On completion of the IPO process, in late July, CanWest MediaWorksNZ is expected to acquire all of CanWest's New Zealand television and radio operations - CanWest RadioWorks Limited and CanWest TVWorks Limited. CanWest will acquire between 64% and 70% of the new company. The IPO is expected to raise between NZ$102.0 million and NZ$134.64 million.

"The IPO is another step in CanWest's ongoing strategy to monetize assets," said Leonard Asper, CanWest President and Chief Executive Officer. "Proceeds of the transaction will be used to further reduce bank debt."

The IPO is open only to general investors in New Zealand, and institutional investors in New Zealand, Australia and certain other jurisdictions.

This news release contains comments or forward-looking statements that are based largely on the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.S and CGS.A, www.canwestglobal.com) is an international media company. CanWest, Canada's largest publisher of daily newspapers, owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, websites and radio stations and networks in Canada, New Zealand, Australia, Ireland and the United Kingdom.

No money is currently being sought and no applications for CanWest MediaWorks
(NZ) Limited securities will be accepted or money received unless the subscriber has received an investment statement for the CanWest MediaWorks (NZ) Limited share offer.

For more information, please contact:
Geoffrey Elliot                            or           John Maguire
Vice President, Corporate Affairs                       Chief Financial Officer
Tel:  (204) 956-2025                                    Tel:  (204) 956-2025
Fax:  (204) 947-9841                                    Fax:  (204) 947-9841
gelliot@canwest.com                                     jmaguire@canwest.com
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